Mail Stop 4561

August 23, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust II – Series D
900 King Street, Suite 100
Rye Brook, NY  10573

      **Re:    World Monitor Trust II – Series D**
           **Form 10-K for the fiscal year ended December 31, 2006**
           **File No. 0-32685**

Dear Mr. Spohr:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief